FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE

21 August 2002

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant's name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC
(Registrant)

Date: August 21, 2002

By: Steve Webb
Steven John Webb
Group Company Secretary and General Counsel

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

PREMIER FARNELL PLC

2) Name of shareholder having a major interest

Aviva plc and Morley Fund Management Limited (a subsidiary of Aviva plc).

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

as above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY Norwich Union Nominees Ltd	1,623,944
Chase GA Group Nominees Ltd	12,073,327
CUIM Nominee Ltd	829,000

5) Number of shares/amount of stock acquired

770,721

6) Percentage of issued class

0.21%

7) Number of shares/amount of stock disposed

n/a

8) Percentage of issued class

n/a

9) Class of security

Ordinary shares of 5 pence each

10) Date of transaction

16 August 2002

11) Date company informed

21 August 2002

12) Total holding following this notification

14,526,271

Steven Webb

13) Total percentage holding of issued class following this notification

4.01%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

STEVEN WEBB
0113 387 5277

16) Name and signature of authorised company official responsible for making this notification

Steven Webb
Company Secretary
Premier Farnell plc
150 Armley Road
Leeds
LS12 2QQ

Date of notification 21 August 2002

Steven Webb